Consent of Independent Registered Public Accounting Firm

The Board of Directors

Taseko Mines Limited

We consent to the use of our report dated February 19, 2025 on the consolidated financial statements of Taseko Mined Limited (the "Company") which comprise the consolidated balance sheet as of December 31, 2024, the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and the related notes, which report is included in the Annual Report on Form 40-F for the fiscal year ended December 31, 2025.

We also consent to the incorporation by reference of such reports in the registration statement (No. 333- 288490) on Form F-10 and registration statement (No. 333-276442) of Form S-8 of the Company.

//s// KPMG LLP

Chartered Professional Accountants

March 30, 2026

Vancouver, B.C. Canada